--------------------                                        --------------------
CUSIP NO. 42979U-102                   13D                  Page 1 of 13 Pages


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 8)*

                             HIGH SPEED ACCESS CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   42979U-102
                                 (CUSIP Number)

William D. Savoy                           Alvin G. Segel, Esq.
Vulcan Ventures Incorporated               Irell & Manella LLP
505 Union Station                          1800 Avenue of the Stars
505 Fifth Avenue South, Suite 900          Suite 900
Seattle, WA 98104                          Los Angeles, CA 90067
(206) 342-2000                             (310) 277-1010
Curtis S. Shaw, Esq.                       Leigh P. Ryan, Esq.
Charter Communications Ventures, LLC       Paul, Hastings, Janofsky & Walker LLP
12405 Powerscourt Drive, Suite 100         399 Park Avenue, 31st Fl.
St. Louis, MO 63131                        New York, NY 10022
(314) 965-0555                             (212) 318-6000


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 20, 2001
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

--------------------                                        --------------------
CUSIP NO. 42979U-102                   13D                  Page 2 of 13 Pages
--------------------                                        --------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Vulcan Ventures Incorporated
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a)
                                                                             / /
                                                                             (b)
                                                                             /X/
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) / /
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Washington
--------------------------------------------------------------------------------
                                    7.   SOLE VOTING POWER
NUMBER OF                                    -0- SHARES
                                    --------------------------------------------
SHARES BENEFICIALLY                 8.   SHARED VOTING POWER
                                             27,798,278 SHARES (1)
OWNED BY                            --------------------------------------------
                                    9.   SOLE DISPOSITIVE POWER
EACH REPORTING PERSON                        -0- SHARES
                                    --------------------------------------------
WITH                                10.  SHARED DISPOSITIVE POWER
                                             27,798,278 SHARES (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         27,798,278 SHARES (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.9% based on 60,394,835 shares of common stock outstanding as of October 31, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001.
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     CO

--------------------------------------------------------------------------------
(1) These shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares include 20,222,139 shares of common stock owned by Vulcan Ventures Incorporated and 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 38,000 shares of Series D Preferred Stock owned by Vulcan Ventures Incorporated. CC Systems, LLC, an affiliate of Vulcan Ventures Incorporated, has agreed to purchase those 38,000 shares of Series D Preferred Stock pursuant to the Stock Purchase Agreement described in Amendment No. 6 to this Schedule 13D and the Assignment and Consent described in this Amendment No. 8 to this Schedule 13D. The Issuer has agreed to purchase the 20,222,139 shares of common stock owned by Vulcan Ventures pursuant to the Common Stock Purchase Agreement described in Amendment No. 7 to this Schedule 13D.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        --------------------
CUSIP NO. 42979U-102                   13D                  Page 3 of 13 Pages
--------------------                                        --------------------


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Paul G. Allen
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a)
                                                                             / /
                                                                             (b)
                                                                             /X/
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)                                                            / /
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES                    7.   SOLE VOTING POWER
                                             -0- SHARES
BENEFICIALLY OWNED                  --------------------------------------------
                                    8.   SHARED VOTING POWER
BY EACH REPORTING                            37,825,704 SHARES (1)
                                    --------------------------------------------
PERSON                              9.   SOLE DISPOSITIVE POWER
                                             -0- SHARES
WITH                                --------------------------------------------
                                    10.  SHARED DISPOSITIVE POWER
                                             37,825,704 SHARES (1)


--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      37,825,704 SHARES (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      48.4% based on 60,394,835 shares of common stock outstanding as of October 31, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001.

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
(1) 27,798,278 of these shares are directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares. Such shares include 20,222,139 shares of common stock owned by Vulcan Ventures Incorporated and 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 38,000 shares of Series D Preferred Stock owned by Vulcan Ventures Incorporated. The reported shares also include 2,650,659 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Mr. Allen. Mr. Allen may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Preferred Stock owned by Charter Communications Ventures, LLC, an affiliate of Mr. Allen. Mr. Allen may be deemed to have shared voting and dispositive power with respect to such shares.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        --------------------
CUSIP NO. 42979U-102                   13D                  Page 4 of 13 Pages
--------------------                                        --------------------


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Charter Communications Ventures, LLC


--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)                                                            / /
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES               7.   SOLE VOTING POWER
                                        -0- SHARES
BENEFICIALLY OWNED             -------------------------------------------------
                               8.   SHARED VOTING POWER
BY EACH REPORTING                       10,027,426 SHARES (1)
                               -------------------------------------------------
PERSON                         9.   SOLE DISPOSITIVE POWER
                                        -0- SHARES
WITH                           -------------------------------------------------
                               10.  SHARED DISPOSITIVE POWER
                                        10,027,426 SHARES (1)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,027,426 SHARES (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.1% based on 60,394,835 shares of common stock outstanding as of October 31, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001.
      --------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
(1) The reported shares include 2,650,659 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Ventures, LLC. Charter Communications Ventures, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Preferred Stock held by Charter Communications Ventures, LLC. Charter Communications Ventures, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares do not include 20,222,139 shares of common stock owned directly by Vulcan Ventures Incorporated or 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 38,000 shares of Series D Preferred Stock owned by Vulcan Ventures Incorporated, which shares of Series D Preferred Stock, CC Systems, LLC, an affiliate of Charter Communications Ventures, LLC, has agreed to purchase pursuant to the Stock Purchase Agreement described in Amendment No. 6 to this Schedule 13D and the Assignment and Consent described in this Amendment No. 8 to this Schedule 13D.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        --------------------
CUSIP NO. 42979U-102                   13D                  Page 5 of 13 Pages
--------------------                                        --------------------


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Charter Communications Holdings, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)                                                            / /
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES            7.   SOLE VOTING POWER
                                     -0- SHARES
BENEFICIALLY                ----------------------------------------------------
                            8.   SHARED VOTING POWER
OWNED BY EACH                        10,027,426 SHARES (1)
                            ----------------------------------------------------
REPORTING PERSON            9.   SOLE DISPOSITIVE POWER
                                     -0- SHARES
WITH                        ----------------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                     10,027,426 SHARES (1)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,027,426 SHARES (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.1% based on 60,394,835 shares of common stock outstanding as of October 31, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001.

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
(1) The reported shares include 2,650,659 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Holdings, LLC. Charter Communications Holdings, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Preferred Stock owned by Charter Communications Ventures, LLC, an affiliate of Charter Communications Holdings, LLC. Charter Communications Holdings, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares do not include 20,222,139 shares of common stock owned directly by Vulcan Ventures Incorporated or 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 38,000 shares of Series D Preferred Stock held by Vulcan Ventures Incorporated, which shares of Series D Preferred Stock, CC Systems, LLC, an affiliate of Charter Communications Ventures, LLC, has agreed to purchase pursuant to the Stock Purchase Agreement described in Amendment No. 6 to this Schedule 13D and the Assignment and Consent described in this Amendment No. 8 to this Schedule 13D.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        --------------------
CUSIP NO. 42979U-102                   13D                  Page 6 of 13 Pages
--------------------                                        --------------------


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Charter Communications Holding Company, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(E)                                                            / /

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
NUMBER OF                           7.   SOLE VOTING POWER
                                             -0- SHARES
SHARES BENEFICIALLY                 --------------------------------------------
                                    8.   SHARED VOTING POWER
OWNED BY EACH                                10,027,426 SHARES (1)
                                    --------------------------------------------
REPORTING PERSON                    9.   SOLE DISPOSITIVE POWER

WITH                                         -0- SHARES
                                    --------------------------------------------
                                    10.  SHARED DISPOSITIVE POWER
                                             10,027,426 SHARES (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,027,426 SHARES (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.1% based on 60,394,835 shares of common stock outstanding as of October 31, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001.
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

(1) The reported shares include 2,650,659 shares of common stock issuable upon exercise of warrants held by Charter Communications, Inc., an affiliate of Charter Communications Holding Company, LLC. Charter Communications Holding Company, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Preferred Stock held by Charter Communications Ventures, LLC, an affiliate of Charter Communications Holding Company, LLC. Charter Communications Holding Company, LLC may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares do not include 20,222,139 shares of common stock owned directly by Vulcan Ventures Incorporated or 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 38,000 shares of Series D Preferred Stock held by Vulcan Ventures Incorporated, which shares of Series D Preferred Stock, CC Systems, LLC, an affiliate of Charter Communications Ventures, LLC, has agreed to purchase pursuant to the Stock Purchase Agreement described in Amendment No. 6 to this Schedule 13D and the Assignment and Consent described in this Amendment No. 8 to this Schedule 13D.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        --------------------
CUSIP NO. 42979U-102                   13D                  Page 7 of 13 Pages
--------------------                                        --------------------


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Charter Communications, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    Not applicable
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)                                                             / /
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    State of Delaware
--------------------------------------------------------------------------------
NUMBER OF                           7.   SOLE VOTING POWER
                                             -0- SHARES
SHARES BENEFICIALLY                 --------------------------------------------
                                    8.   SHARED VOTING POWER
OWNED BY EACH                                10,027,426 SHARES (1)
                                    --------------------------------------------
REPORTING PERSON                    9.   SOLE DISPOSITIVE POWER
                                             -0- SHARES
WITH                                --------------------------------------------
                                    10.  SHARED DISPOSITIVE POWER
                                              10,027,426 SHARES (1)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,027,426 SHARES (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.1% based on 60,394,835 shares of common stock outstanding as of October 31, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2001.
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
(1) The reported shares include 2,650,659 shares of common stock issuable upon exercise of warrants held directly by Charter Communications, Inc. The reported shares also include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 37,000 shares of Series D Preferred Stock held by Charter Communications Ventures, LLC, an affiliate of Charter Communications, Inc. Charter Communications, Inc. may be deemed to have shared voting and dispositive power with respect to such shares. The reported shares do not include 20,222,139 shares of common stock owned directly by Vulcan Ventures Incorporated or 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of 38,000 shares of Series D Preferred Stock held by Vulcan Ventures Incorporated, which shares of Series D Preferred Stock, CC Systems, LLC, an affiliate of Charter Communications Ventures, LLC, has agreed to purchase pursuant to the Stock Purchase Agreement described in Amendment No. 6 to this Schedule 13D and the Assignment and Consent described in this Amendment No. 8 to this Schedule 13D.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                        --------------------
CUSIP NO. 42979U-102                   13D                  Page 8 of 13 Pages
--------------------                                        --------------------

                                  SCHEDULE 13D


         This statement, which is being filed by Vulcan Ventures Incorporated, a Washington corporation ("Vulcan Ventures"), Charter Communications Ventures, LLC, a Delaware limited liability company ("Charter Ventures"), Charter Communications Holdings, LLC, a Delaware limited liability company ("Charter Holdings"), Charter Communications Holding Company, LLC, a Delaware limited liability company ("Charter Holdco"), Charter Communications, Inc., a Delaware corporation ("Charter" and together with Charter Ventures, Charter Holdings and Charter Holdco, the "Charter Reporting Persons"), and Paul G. Allen, the Chairman, President and sole shareholder of Vulcan Ventures and the Chairman of Charter ("Mr. Allen", and together with Vulcan Ventures and the Charter Reporting Persons, the "Reporting Persons"), constitutes Amendment No. 8 to the
Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 21, 1999 (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on June 28, 1999, Amendment No. 2 filed with the SEC on August 24, 1999, Amendment No. 3 filed with the SEC on November 17, 2000, Amendment No. 4 filed with the SEC on December 13, 2000, Amendment No. 5 filed with the SEC on August 1, 2001, Amendment No. 6 filed with the SEC on October 1, 2001 and Amendment No. 7 filed with the SEC on November 2, 2001. The Schedule 13D relates to the common stock, par value $.01 per share, of High Speed Access Corp., a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used in this Amendment No. 8 and not defined shall have the meaning set forth in the Schedule 13D.

         Each of the Reporting Persons acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is hereby amended to reflect the following:

         Carl Vogel has been the President, Chief Executive Officer and a director of CCI and Charter since October 2001. Mr. Vogel has more than 20 years experience in telecommunications and the subscription television business. Prior to joining CCI in October 2001, he was a senior vice president of Liberty Media Corporation from November 1999 until October 2001, and chief executive officer of Liberty Satellite and Technology from April 2000 until October 2001. Prior to joining Liberty Media Corp. and Liberty Satellite and Technology, Mr. Vogel was an executive vice president and chief operating officer of Field Operations for AT&T Broadband and Internet Services with responsibility for managing operations of all of AT&T's cable broadband properties from June 1999 until November 1999. Mr. Vogel previously served as chief executive officer of Primestar Inc., a national provider of subscription television services, from June 1998 to June 1999. From 1997 through June 1998 he served as the Chief Executive Officer of Star Choice Communications. From 1994 through 1997, Mr. Vogel served as the President and Chief Operating Officer of EchoStar Communications. He began his telecommunications career at Jones Intercable.

         The principal office of Vulcan Ventures and the business addresses of all of Vulcan Ventures' executive officers and directors, except as noted below, is 505 Union Station, 505 Fifth Avenue South, Suite 900, Seattle, WA 98104.

         Joseph Franzi has been Vice President of Treasury and Asset Management for Vulcan Ventures since July 2001. Prior to joining Vulcan Ventures in July 1997, Mr. Franzi spent 23 years with KPMG, including 15 years as partner. He is a graduate of the University of San Francisco School of Law and Undergraduate School and University of Washington Graduate School of Business Administration Management Program.

         Nathaniel T. "Buster" Brown has worked within the Vulcan Ventures umbrella of companies since 1998 and has been Vice President and Chief Financial Office of Vulcan Ventures since September 2000. Mr. Brown was formerly the chief financial officer for the Seattle Seahawks. Prior to joining the Seattle Seahawks, Mr. Brown was the CFO for Administrative Systems, Inc. from 1994 to 1997, the CFO of Thurman Industries, Inc. from 1990 to 1994, director of accounting for Egghead Discount Software from 1987 to 1989 and the CFO of Northwestern Drug Co. from 1984 to 1987. Mr. Brown received his masters of business administration from the University of Puget Sound.

         Richard Leigh has served as Vulcan Ventures' Vice President and general counsel since December 2000. Prior to that, Mr. Leigh was vice president and general counsel for the Seattle Seahawks, a Vulcan Ventures-affiliated company. He also spent eight years as a corporate attorney with the Seattle law firm of Foster Pepper & Shefelman, PLLC, where he was a partner. Mr. Leigh earned his B.A. degree in History and Hispanic Studies from Brown University and an M.A. degree in International Politics from The Johns Hopkins University School of Advanced International Studies. He also holds a J.D. degree from Columbia University School of Law.

         The business address of Bert E. Kolde, the Vice President, Treasurer and Director of Vulcan Ventures, is 8815 122nd Ave NE, Kirkland, Washington 98033.

--------------------                                        --------------------
CUSIP NO. 42979U-102                   13D                  Page 9 of 13 Pages
--------------------                                        --------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is hereby amended by adding the following:

         As more fully described in Item 6 below, Charter Holdco assigned to CC Systems, LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Charter Holdings ("CC Systems"), the Stock Purchase Agreement described in Item 6 of Amendment No. 6 to the Schedule 13D. CC Systems will receive from Charter Holdings as a contribution to capital the $8 million necessary to pay the cash purchase price for the 38,000 shares of Series D Preferred Stock of the Issuer as provided in the Stock Purchase Agreement and the funds required to pay the cash portion of the purchase price under the Asset Purchase Agreement (collectively, the "acquisition funds"). Charter Holdings will receive the acquisition funds from either or both of Charter Communications Operating, LLC ("Charter Operating") or Falcon Cable Communications, LLC ("Falcon" and together with Charter Operating, the "Funding Subsidiaries"), each of which is an indirectly wholly-owned subsidiary of Charter Holdco, as a repayment of certain portions of intercompany receivables held by Charter Holdings. The Funding Subsidiaries will obtain the acquisition funds from either their working capital or drawdowns on their credit facilities.

         The credit facilities for Charter Operating were entered into on March 18, 1999 and consists of senior secured credit facilities arranged by Chase Securities Inc., Nationsbanc Montgomery Securities LLC and TD Securities (USA) Inc. These credit facilities are guaranteed by Charter Holdings and by Charter Operating's subsidiaries and are secured by pledges of intercompany obligations and ownership interests. These credit facilities include Tranche A and B term loans and a revolving loan with a $1.25 billion borrowing limit. The final maturity date for both the Tranche A term loan and the revolving loan is September 18, 2007. The final maturity date for the Tranche B term loan is March 18, 2008. The revolving loan will likely be the portion drawn upon to fund the purchases of stock and assets described above. The interest rate on the revolving loan may be determined by two options, a base rate option, which is generally the "prime rate" of interest plus a margin ranging from 1.5% to 2.25% depending on the leverage ratio of Charter Operating and its subsidiaries and an interbank eurodollar rate plus a margin ranging from 0.5% to 1.25% also depending on the leverage ratio of Charter Operating and its subsidiaries. The effective rate under Charter Operating's revolving loan will depend on the prime rate and the margin applicable at the time of borrowing.

         The foregoing description of Charter Operating's credit facilities is not, and does not purport to be, complete and is qualified in its entirety to Charter Operating's Credit Agreement and the First, Second and Third Amendments to that Credit Agreement, copies of which are filed herewith as Exhibits 10.2, 10.3, 10.4 and 10.5, respectively.

         Falcon's credit facilities with BankBoston, N.A., Bank of America, N.A. and the Chase Manhattan Bank, as agents, were amended and restated as of November 12, 1999, and are senior secured credit facilities guaranteed by Falcon's direct parent, which is an affiliate of Charter Holdco, and by Falcon's subsidiaries and are secured by pledges of intercompany obligations and ownership interests. These credit facilities include Term Loans B and C, a revolving loan with a $646 million borrowing limit and a supplemental revolving loan with a $110 million borrowing limit. The final maturity dates for the revolving loan and the supplemental revolving loan are December 29, 2006 and December 31, 2007, respectively. The final maturity date for Term Loans B and C are June 29, 2007 and December 31, 2007, respectively. Either or both of the revolving loan and the supplemental revolving loan will likely be the portion of Falcon's credit facilities drawn upon to fund the purchases of stock and assets described above. The interest rate on the revolving loan and the supplemental revolving loan may be determined by two options, a base rate option, which is generally the "prime rate" of interest plus a margin ranging from 1.0% to 2.0%, depending on the leverage ratio of Falcon and its subsidiaries and an interbank eurodollar rate plus a margin ranging from 0.0% to 1.0%, also depending on the leverage ratio of Falcon and its subsidiaries. The effective rate under Falcon's revolving loan and supplemental revolving loan will depend on the prime rate and the margin applicable at the time of borrowing.

         The foregoing description of Falcon's credit facilities is not, and does not purport to be, complete and is qualified in its entirety to Falcon's Form of Credit Agreement, a copy of which is filed herewith as Exhibit 10.6.

         In addition, the matters set forth in Item 6 under "Other Transfer Arrangements" are incorporated in this Item 3 by reference as if fully set forth herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended by adding the following:

         In addition, the matters set forth in Item 6 are incorporated in this
Item 4 by reference as if fully set forth herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows (except as otherwise noted):

         (a) As of the date of this Amendment No. 8, Vulcan Ventures, Mr. Allen and each of the Charter Reporting Persons, beneficially own 27,798,278 shares, 37,825,704 shares and 10,027,426 shares, respectively, of the Issuer's common stock. The

--------------------                                        --------------------
CUSIP NO. 42979U-102                   13D                  Page 10 of 13 Pages
--------------------                                        --------------------


reported shares of Mr. Allen and each of the Charter Reporting Persons include 2,650,659 shares of common stock issuable upon exercise of warrants held by Charter. The reported shares of Mr. Allen and each of the Charter Reporting Persons include 7,376,767 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of the 37,000 shares of Series D Preferred Stock held by Charter Ventures. The reported shares of Mr. Allen also include 20,222,139 shares of common stock owned directly by Vulcan Ventures and 7,576,139 shares of common stock that may be obtained upon conversion (at the conversion price in effect as of the date hereof) of the 38,000 shares of Series D Preferred Stock held by Vulcan Ventures. The above conversion numbers for the Series D Preferred Stock are based on a liquidation preference of $1,000 per share of Series D Preferred Stock and a conversion price of $5.01875 per share of common stock.

         The stockholdings of Vulcan Ventures, Mr. Allen and the Charter Reporting Persons, assuming immediate conversion of all of the shares of Series D Preferred Stock into shares of common stock and exercise of the warrants, represent approximately 40.9%, 48.4% and 14.1%, respectively, of the shares of the Issuer's common stock outstanding, including shares issuable on such conversion and exercise.

         Upon consummation of the transactions contemplated by the Asset Purchase Agreement, the Stock Purchase Agreement, the Common Stock Purchase Agreement, the Assignment and Consent and the transfers described under "Other Transfer Arrangements" in Item 6 below, including the sale of 38,000 shares of the Series D Preferred Stock by Vulcan Ventures to CC Systems pursuant to the Stock Purchase Agreement and the Assignment and Consent, and including the subsequent transfer of all 75,000 shares of Series D Preferred Stock to be held by CC Systems immediately prior to closing of the Asset Purchase Agreement to the Issuer at closing and the cancellation of the Charter Warrants (as defined in the Asset Purchase Agreement) at closing, none of Vulcan Ventures, Mr. Allen or the Charter Reporting Persons will beneficially own any securities of the Issuer. But see Items 4 and 6 of the Schedule 13D for a description of termination provisions and conditions to closing of the Asset Purchase Agreement, the Stock Purchase Agreement and the Common Stock Purchase Agreement.

         The remaining text of Item 5(a) of the Schedule 13D beginning with the words "[a]ll of the percentages set forth in this Item 5(a) . . . " is not amended or restated in any way.

         Items 5(b) through Item 5(e) of the Schedule 13D remain true and correct as of the date hereof and are not hereby amended.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended by adding the following:

Assignment and Consent
----------------------

         In connection with the transactions contemplated by the Asset Purchase Agreement, Charter Holdco, CC Systems and Vulcan Ventures executed an Assignment and Consent, dated as of December 20, 2001 ("Assignment and Consent") pursuant to which Charter Holdco assigned to CC Systems its rights under the Stock Purchase Agreement, the License Agreement and Charter Holdco's right to purchase assets and assume liabilities under the Asset Purchase Agreement.

         The foregoing description of the Assignment and Consent is not, and does not purport to be, complete and is qualified in its entirety by reference to the Assignment and Consent, a copy of which is filed herewith as Exhibit 10.1.

Other Transfer Arrangements
---------------------------

         It is the intention of the Charter Reporting Persons that immediately prior to the consummation of the transactions contemplated by the Asset Purchase Agreement, Charter Holdco will transfer the Charter Warrants it holds to Charter Holdings as a contribution to capital, Charter Ventures will transfer the 37,000 shares of Series D Preferred Stock of the Issuer it holds to Charter Holdings as a distribution, and Charter Holdings will transfer the Charter Warrants it will receive from Charter Holdco and the 37,000 shares of Series D Preferred Stock it will receive from Charter Ventures to CC Systems as a contribution to capital, which will leave CC Systems holding, immediately prior to closing of the Asset Purchase Agreement, 75,000 shares of Series D Preferred Stock of the Issuer and the Charter Warrants. After closing, none of Vulcan Ventures, Mr. Allen, the Charter Reporting Persons or CC Systems will beneficially own any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of the Schedule 13D is hereby amended by adding the following:

         Exhibit 10.6: Assignment and Consent, dated as of December 20, executed by Charter Communications Holding Company, LLC , CC Systems, LLC and Vulcan Ventures Incorporated.

--------------------                                        --------------------
CUSIP NO. 42979U-102                   13D                  Page 11 of 13 Pages
--------------------                                        --------------------

         Exhibit 10.7: Credit Agreement, dated as of March 18, 1999, between Charter Communications Operating, LLC, and certain lenders and agents named therein (Incorporated by reference to Amendment No. 2 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on June 22, 1999 (File No. 333-77499))

         Exhibit 10.8: First Amendment to Credit Agreement dated as of June 28, 1999 between Charter Communications Operating, LLC, Charter Communications Holdings LLC and certain lenders and agents named therein (Incorporated by reference to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on January 25, 2000 (File No. 333-95351))

         Exhibit 10.9: Second Amendment to Credit Agreement dated as of December 14, 1999 between Charter Communications Operating, LLC, Charter Communications Holdings LLC and certain lenders and agents named therein (Incorporated by reference to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on January 25, 2000 (File No. 333-95351))

         Exhibit 10.10: Third Amendment to Credit Agreement dated as of March 18, 2000, between Charter Communications Operating, LLC, Charter Communications, LLC and certain lenders and agents named therein (Incorporated by reference to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 333-83887))

         Exhibit 10.11: Form of Credit Agreement, dated as of June 30, 1998, as Amended and Restated as of November 12, 1999, among Falcon Cable Communications, LLC, certain guarantors and several financial institutions or entities named therein (Incorporated by reference to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 18, 1999 (File No. 333-83887))

--------------------                                        --------------------
CUSIP NO. 42979U-102                   13D                  Page 12 of 13 Pages
--------------------                                        --------------------



SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 20, 2001            VULCAN VENTURES INCORPORATED


                                     By:  /s/ William D. Savoy
                                     ----------------------------------------------
                                     Name: William D. Savoy
                                     Title: President

Dated:  December 20, 2001            Paul G. Allen


                                     By:  /s/ William D. Savoy
                                     ----------------------------------------------
                                     William D. Savoy as Attorney in Fact for Paul G. Allen
                                     pursuant to a Power of Attorney filed on August 30, 1999,
                                     with the Schedule 13G of Vulcan Ventures Incorporated and
                                     Paul G. Allen for Pathogenesis, Inc., and incorporated herein by reference

Dated:  December 20, 2001            CHARTER COMMUNICATIONS VENTURES, LLC


                                     By:  /s/ Curtis S. Shaw
                                     ----------------------------------------------
                                     Name: Curtis S. Shaw
                                     Title: Senior Vice President, General Counsel and Secretary

Dated:  December 20, 2001            CHARTER COMMUNICATIONS HOLDINGS, LLC


                                     By:  /s/ Curtis S. Shaw
                                     ----------------------------------------------
                                     Name: Curtis S. Shaw
                                     Title: Senior Vice President, General Counsel and Secretary

Dated:  December 20, 2001            CHARTER COMMUNICATIONS HOLDING Company, LLC


                                     By:  /s/ Curtis S. Shaw
                                     ----------------------------------------------
                                     Name: Curtis S. Shaw
                                     Title: Senior Vice President, General Counsel and Secretary

Dated:  December 20, 2001            CHARTER COMMUNICATIONS, Inc.


                                     By:  /s/ Curtis S. Shaw
                                     ----------------------------------------------
                                     Name: Curtis S. Shaw
                                     Title: Senior Vice President, General Counsel and Secretary

--------------------                                        --------------------
CUSIP NO. 42979U-102                   13D                  Page 13 of 13 Pages
--------------------                                        --------------------


                                  EXHIBIT INDEX


        EXHIBIT NO.                        DESCRIPTION

        Exhibit 10.6: Assignment and Consent, dated as of December 20, executed by Charter Communications Holding Company, LLC , CC Systems, LLC and Vulcan Ventures Incorporated.

        Exhibit 10.7: Credit Agreement, dated as of March 18, 1999, between Charter
                                           Communications Operating, LLC, and
                                           certain lenders and agents named
                                           therein (Incorporated by reference to
                                           Amendment No. 2 to the registration
                                           statement on Form S-4 of Charter
                                           Communications Holdings, LLC and
                                           Charter Communications Holdings
                                           Capital Corporation filed on June 22,
                                           1999 (File No. 333-77499))

        Exhibit 10.8: First Amendment to Credit Agreement dated as of June 28, 1999 between Charter Communications Operating,
                                           LLC, Charter Communications Holdings
                                           LLC and certain lenders and agents
                                           named therein (Incorporated by
                                           reference to the registration
                                           statement on Form S-4 of Charter
                                           Communications Holdings, LLC and
                                           Charter Communications Holdings
                                           Capital Corporation filed on January
                                           25, 2000 (File No. 333-95351))

        Exhibit 10.9: Second Amendment to Credit Agreement dated as of December 14, 1999 between Charter Communications Operating,
                                           LLC, Charter Communications Holdings
                                           LLC and certain lenders and agents
                                           named therein (Incorporated by
                                           reference to the registration
                                           statement on Form S-4 of Charter
                                           Communications Holdings, LLC and
                                           Charter Communications Holdings
                                           Capital Corporation filed on January
                                           25, 2000 (File No. 333-95351))

        Exhibit 10.10: Third Amendment to Credit Agreement dated as of March 18, 2000, between Charter Communications Operating,
                                           LLC, Charter Communications, LLC and
                                           certain lenders and agents named
                                           therein (Incorporated by reference to
                                           the annual report on Form 10-K filed
                                           by Charter Communications, Inc. on
                                           March 30, 2000 (File No. 333-83887))

        Exhibit 10.11: Form of Credit Agreement, dated as of June 30, 1998, as Amended and
                                           Restated as of November 12, 1999,
                                           among Falcon Cable Communications,
                                           LLC, certain guarantors and several
                                           financial institutions or entities
                                           named therein (Incorporated by
                                           reference to Amendment No. 3 to the
                                           registration statement on Form S-1 of
                                           Charter Communications, Inc. filed on
                                           October 18, 1999 (File No.
                                           333-83887))